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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        JARDINE FLEMING INDIA FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    471112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                            Jeffry S. Hoffman
Laxey Partners Limited                  Swidler Berlin Shereff Friedman, LLP
Stanley House                           The Chrysler Building
7-9 Market Hill                         405 Lexington Avenue
Douglas                                 New York, NY  10174
Isle of Man IM1 2BF                     (212) 891-9260
011 44 1624 629365



--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------- -----------------------------------------------------------------------------------------------------------
 1)        Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
 2)        Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
 3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
 4)        Source of Funds (See Instructions)
           OO
---------- -----------------------------------------------------------------------------------------------------------
 5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                              [ ]
---------- -----------------------------------------------------------------------------------------------------------
 6)        Citizenship or Place of Organization
           CAYMAN ISLANDS
---------- -----------------------------------------------------------------------------------------------------------
                       7)     Sole Voting Power
     Number of                0
      Shares          ------- ----------------------------------------------------------------------------------------
   Beneficially        8)     Shared Voting Power
     Owned by                 122,050 SHARES
       Each           ------- ----------------------------------------------------------------------------------------
     Reporting         9)     Sole Dispositive Power
      Person                  0
       With           ------- ----------------------------------------------------------------------------------------
                       10)    Shared Dispositive Power
                              122,050 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           122,050 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]
---------- -----------------------------------------------------------------------------------------------------------
 13)       Percent of Class Represented by Amount in Row (11)
           2.1%
---------- -----------------------------------------------------------------------------------------------------------
 14)       Type of Reporting Person (See Instructions)

           IV*
---------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
--------- -----------------------------------------------------------------------------------------------------------
                      7)     Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially       8)     Shared Voting Power
     Owned by                164,503 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting        9)     Sole Dispositive Power
      Person                 0
       With          ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             164,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          164,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          2.8%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LP VALUE LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
--------- -----------------------------------------------------------------------------------------------------------
                      7)     Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially       8)     Shared Voting Power
     Owned by                114,550 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting        9)     Sole Dispositive Power
      Person                 0
       With          ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             114,550 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          114,550 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          1.9%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY UNIVERSAL VALUE LP
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          OO
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          DELAWARE
--------- -----------------------------------------------------------------------------------------------------------

     Number of        7)     Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by         8)     Shared Voting Power
       Each                  104,200 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person          9)     Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             104,200 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          104,200 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          1.8%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          PN*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          ISLE OF MAN
--------- -----------------------------------------------------------------------------------------------------------
                      7)     Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially       8)     Shared Voting Power
     Owned by                606,326 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting        9)     Sole Dispositive Power
      Person                 0
       With          ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          10.3%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          IA*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Advisors Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          BRITISH
--------- -----------------------------------------------------------------------------------------------------------

     Number of        7)     Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by         8)     Shared Voting Power
       Each                  606,326 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person          9)     Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          10.3%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
--------- -----------------------------------------------------------------------------------------------------------
 1)       Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- -----------------------------------------------------------------------------------------------------------
 2)       Check the Appropriate Box if a Member of a Group (See Instructions)                         (a) [X]
                                                                                                      (b) [ ]
--------- -----------------------------------------------------------------------------------------------------------
 3)       SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
 4)       Source of Funds (See Instructions)
          N/A
--------- -----------------------------------------------------------------------------------------------------------
 5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 6)       Citizenship or Place of Organization
          BRITISH
--------- -----------------------------------------------------------------------------------------------------------

     Number of        7)     Sole Voting Power
      Shares                 0
   Beneficially      ------- ----------------------------------------------------------------------------------------
     Owned by         8)     Shared Voting Power
       Each                  606,326 SHARES
     Reporting       ------- ----------------------------------------------------------------------------------------
      Person          9)     Sole Dispositive Power
       With                  0
                     ------- ----------------------------------------------------------------------------------------
                      10)    Shared Dispositive Power
                             606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          606,326 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                          [ ]
--------- -----------------------------------------------------------------------------------------------------------
 13)      Percent of Class Represented by Amount in Row (11)
          10.3%
--------- -----------------------------------------------------------------------------------------------------------
 14)      Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

This Statement on Schedule 13D relates to the common stock of Jardine Fleming India Fund, Inc. (the "Schedule 13D") beneficially owned by the Reporting Persons (as defined in Item 2 below. The Reporting Persons have previously filed a statement on Schedule 13G to report the acquisitions that is the subject of this Schedule 13D, and is filing this Schedule 13D pursuant to Rule 13d-1(e).


ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"), (iii) LP Value Limited, a British Virgin Islands company ("LPV"), (iv) Laxey Universal Value LP, a Delaware limited partnership ("LUV"); (v) Laxey Partners Limited, an Isle of Man company ("Laxey"), (vi) Colin Kingsnorth, a British citizen ("Kingsnorth"), and (vii) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, LPV, LUV, Laxey and Kingsnorth, the "Reporting Persons").

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

LPV is an international business company incorporated in the British Virgin Islands on October 2001 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. LPV is managed by Laxey Partners Limited. The record address of LPV is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

LUV is a Delaware limited partnership organized on February 28, 2002 to provide the partners with an absolute return through capital appreciation with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a company established in the British Virgin Islands in February 2002 and wholly-owned subsidiary of Laxey, the investment manager of LUV. The address of LUV's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

Laxey is the investment manager for each of Catalyst, LIL, LPV and LUV, subject to the overall control of the directors of each of these entities and the general partner, as applicable. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenships of the executive officers and directors or each of Catalyst, LIL, LPV, LUV and Laxey. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Catalyst are:

1.   NAME: James McCarthy

         BUSINESS ADDRESS:  1000 Skokie Boulevard
                            Suite 325
                            Wilmette, Illinois 60091

         PRINCIPAL OCCUPATION: Director of Business Development, E*Hedge Holdings, LLC (a company specializing in the area of alternative investments)

         CITIZENSHIP:  British

2.   NAME: Jonathan D. Pollock

         BUSINESS ADDRESS:  19 Berkeley Street
                            7th Floor
                            London W1X 5AE

         PRINCIPAL OCCUPATION: Portfolio Manager, Stonington Management Corporation (the management company for Elliot Associates, L.P. and Westgate International, L.P.)

         CITIZENSHIP:  United States

3.   NAME: Elizabeth Tansell

         BUSINESS ADDRESS:  First Floor Samuel Harris House
                            5-11 St. George's Street
                            Douglas
                            Isle of Man, IM1 1AJ

         PRINCIPAL OCCUPATION: Managing Director of BoE International Services Limited (a fund administration company)

         CITIZENSHIP:  British

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of LIL are as follows:

1.   NAME: Colin Kingsnorth (See above for all other information)

2.   NAME: Andrew Pegge (See above for all other information)

3.   NAME: Elizabeth Tansell (See above for all other information)

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of LPV are as follows:

1.   NAME: Colin Kingsnorth (See above for all other information)

2.   NAME: Andrew Pegge (See above for all other information)

3.   NAME: Elizabeth Tansell (See above for all other information)

LUV is managed by its general partner, Laxey Partners GP(2) Limited. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey Partners GP(2) Limited are as follows:

1.   NAME: Colin Kingsnorth (See above for all other information)

2.   NAME: Andrew Pegge (See above for all other information)]

3.   Name: Andrew Baker (Director of Laxey)

         BUSINESS ADDRESS:  15-19 Athol Street
                            Douglas
                            Isle of Man
                            IM1 1LB

         PRINCIPAL OCCUPATION: Solicitor

         CITIZENSHIP: British

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey are as follows:

1.   NAME: Colin Kingsnorth (See above for all other information)

2.   NAME: Andrew Pegge (See above for all other information)

3.   NAME: Andrew Leasor

         BUSINESS ADDRESS:  28 Chelsea Wharf
                            Lots Road
                            London
                            SW 10 0QJ
                            United Kingdom

         PRINCIPAL OCCUPATION:  Marketing Director and Director, Laxey

         CITIZENSHIP:  British

4.   NAME: Andrew Baker (See above for all other information)

5.   NAME: Eddie Gilmore (Director of Laxey)

         BUSINESS ADDRESS:  21 Cronk Drean
                            Douglas
                            Isle of Man
                            IM2 6AX

         PRINCIPAL OCCUPATION: Retired

         CITIZENSHIP: British

During the past five years, neither Catalyst, LIL, LPV, LUV, Laxey nor any of their respective executive officers and directors, including Kingsnorth and Pegge, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalyst's, LIL's, LPV's, LUV's and Laxey's investment capital and funds provided by one or more discretionary accounts managed for unaffiliated third parties (the "Accounts"). The aggregate amount of the funds used to purchase all of the shares purchased by Catalyst, LIL, LPV, LUV, the Accounts and Laxey is $983,786, $2,248,329, $864,291, $711,471, $690,303 and $2,494, respectively.


ITEM 4. PURPOSE OF TRANSACTION

On November 1, 2002, Laxey sent a letter to the Fund, a copy of which is attached hereto as an exhibit and incorporated herein by reference, in which Laxey requested that the Fund include in its proxy statement relating to the 2003 Annual Meeting of the Stockholders, a proposal to terminate the Investment Advisory and Management Agreement between the Fund and JF International Management Inc. within sixty (60) days after the 2003 Annual Meeting of the Stockholders. As indicated in Laxey's letter to the Fund, the request was made in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 122,050 shares of Common Stock, which represent approximately 2.1% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 164,503 shares of Common Stock, which represents approximately 2.8% of the issued and outstanding shares of the Common Stock (2,000 shares are held in the record name of LIL). As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge, are the beneficial owners of 114,550 shares of Common Stock, which represents approximately 1.9% of the issued and outstanding shares of the Common Stock. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 104,200 shares of Common Stock which represents approximately 1.8% of the issued and outstanding shares of the Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners, through Laxey's discretionary authority over the Accounts, of the 100,700 shares of Common Stock held in the Accounts, which represents approximately 1.7% of the issued and outstanding shares of the Common Stock. The Accounts are terminable at any time by the respective third parties, for which the Accounts are held, upon providing written notice to Laxey. As of the date hereof, Laxey together with Kingsnorth and Pegge are the beneficial owners of 323 shares of Common Stock, which represents less than 1% of the issued and outstanding shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 606,326 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 122,050 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 164,503 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 114,550 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV, the power to vote and dispose of 104,200 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 100,700 shares of Common Stock held in the Accounts. As of the date hereof, Kingsnorth and Pegge share with Laxey the power to vote and dispose of 323 shares of Common Stock. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 606,326 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this
     Item 5(b) is incorporated by reference.

(c) The following open market purchases and sales of Common Stock have been made by Catalyst:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                   STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                03/12/01                                 9,100                                   $7.42
     -------------------------------- -------------------------------------------- ----------------------------------
                04/12/01                                30,200                                   $7.58
     -------------------------------- -------------------------------------------- ----------------------------------
                12/13/01                                13,550                                   $7.84
     -------------------------------- -------------------------------------------- ----------------------------------
                12/20/01                                29,600                                   $7.48
     -------------------------------- -------------------------------------------- ----------------------------------
                12/21/01                                29,000                                   $7.51
     -------------------------------- -------------------------------------------- ----------------------------------
                01/09/02                                 3,800                                   $7.70
     -------------------------------- -------------------------------------------- ----------------------------------
                01/16/02                                10,800                                   $7.69
     -------------------------------- -------------------------------------------- ----------------------------------


     -------------------------------- -------------------------------------------- ----------------------------------
              DATE OF SALE                    NUMBER OF SHARES OF COMMON                    PRICE PER SHARE
                                                     STOCK SOLD
     -------------------------------- -------------------------------------------- ----------------------------------
                06/10/02                                 4,000                                   $7.41
     -------------------------------- -------------------------------------------- ----------------------------------

         The following open market purchases and sales of Common Stock have been made by LIL:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                   NUMBER OF SHARES OF COMMON                  PRICE PAID/SHARE
                                                        STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                10/31/01                               170,503                                   $6.45
     -------------------------------- -------------------------------------------- ----------------------------------
                11/01/01                                 9,000                                   $6.50
     -------------------------------- -------------------------------------------- ----------------------------------
                11/12/01                                12,100                                   $6.77
     -------------------------------- -------------------------------------------- ----------------------------------
                11/21/01                                13,900                                   $7.18
     -------------------------------- -------------------------------------------- ----------------------------------
                11/26/01                                 7,400                                   $7.49
     -------------------------------- -------------------------------------------- ----------------------------------
                11/29/01                                15,400                                   $7.42
     -------------------------------- -------------------------------------------- ----------------------------------
                11/30/01                                 7,200                                   $7.43
     -------------------------------- -------------------------------------------- ----------------------------------
                07/15/02                                10,000                                   $7.16
     -------------------------------- -------------------------------------------- ----------------------------------

     -------------------------------- -------------------------------------------- ----------------------------------
              DATE OF SALE                    NUMBER OF SHARES OF COMMON                    PRICE PER SHARE
                                                       STOCK SOLD
     -------------------------------- -------------------------------------------- ----------------------------------
                12/04/01                                30,000                                   $7.63
     -------------------------------- -------------------------------------------- ----------------------------------
                12/19/01                                45,000                                   $7.56
     -------------------------------- -------------------------------------------- ----------------------------------
                06/10/02                                 6,000                                   $7.41
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common stock have been made by
LPV:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                11/21/01                                19,300                                   $7.18
     -------------------------------- -------------------------------------------- ----------------------------------



                                       16

     -------------------------------- -------------------------------------------- ----------------------------------
                12/03/01                                17,000                                   $7.42
     -------------------------------- -------------------------------------------- ----------------------------------
                12/12/01                                 7,400                                   $7.90
     -------------------------------- -------------------------------------------- ----------------------------------
                12/13/01                                13,550                                   $7.84
     -------------------------------- -------------------------------------------- ----------------------------------
                12/19/01                                45,000                                   $7.56
     -------------------------------- -------------------------------------------- ----------------------------------
                01/09/02                                 3,800                                   $7.70
     -------------------------------- -------------------------------------------- ----------------------------------
                01/15/02                                 8,500                                   $7.69
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common Stock have been made by Laxey Partners Limited:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                  NUMBER OF SHARES OF COMMON                       PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                02/04/02                                  323                                    $7.72
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common Stock have been made by
LUV:

     -------------------------------- -------------------------------------------- ----------------------------------
            DATE OF PURCHASE                   NUMBER OF SHARES OF COMMON                    PRICE PAID/SHARE
                                                      STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                06/28/02                                 9,900                                   $7.10
     -------------------------------- -------------------------------------------- ----------------------------------
                07/01/02                                 9,150                                   $7.21
     -------------------------------- -------------------------------------------- ----------------------------------
                07/15/02                                 5,000                                   $7.16
     -------------------------------- -------------------------------------------- ----------------------------------
                07/22/02                                 4,500                                   $6.97
     -------------------------------- -------------------------------------------- ----------------------------------
                07/26/02                                26,150                                   $6.75
     -------------------------------- -------------------------------------------- ----------------------------------
                08/02/02                                 4,650                                   $6.50
     -------------------------------- -------------------------------------------- ----------------------------------
                08/16/02                                18,850                                   $6.64
     -------------------------------- -------------------------------------------- ----------------------------------
                08/23/02                                 2,950                                   $6.79
     -------------------------------- -------------------------------------------- ----------------------------------
                08/29/02                                 3,000                                   $6.81
     -------------------------------- -------------------------------------------- ----------------------------------
                09/03/02                                15,550                                   $6.75
     -------------------------------- -------------------------------------------- ----------------------------------
                09/04/02                                 4,500                                   $6.79
     -------------------------------- -------------------------------------------- ----------------------------------


         The following open market purchases of Common Stock have been made on behalf of the Accounts:

     -------------------------------- -------------------------------------------- ----------------------------------
              DATE OF PURCHASE                 NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                       STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                11/20/01                                 6,900                                   $7.17
     -------------------------------- -------------------------------------------- ----------------------------------
                12/03/01                                 9,000                                   $7.42
     -------------------------------- -------------------------------------------- ----------------------------------
                07/01/02                                 9,150                                   $7.21
     -------------------------------- -------------------------------------------- ----------------------------------
                07/26/02                                26,150                                   $6.75
     -------------------------------- -------------------------------------------- ----------------------------------
                08/02/02                                 4,650                                   $6.50
     -------------------------------- -------------------------------------------- ----------------------------------
                08/16/02                                18,850                                   $6.64
     -------------------------------- -------------------------------------------- ----------------------------------

     -------------------------------- -------------------------------------------- ----------------------------------
              DATE OF PURCHASE                 NUMBER OF SHARES OF COMMON                   PRICE PAID/SHARE
                                                       STOCK BOUGHT
     -------------------------------- -------------------------------------------- ----------------------------------
                08/23/02                                 2,950                                   $6.79
     -------------------------------- -------------------------------------------- ----------------------------------
                08/29/02                                 3,000                                   $6.81
     -------------------------------- -------------------------------------------- ----------------------------------
                09/03/02                                15,550                                   $6.75
     -------------------------------- -------------------------------------------- ----------------------------------
                09/04/02                                 4,500                                   $6.79
     -------------------------------- -------------------------------------------- ----------------------------------


No separate transactions were undertaken by Kingsnorth or Pegge during the above time period.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to certain agreements dated June 26, 2000, November 3, 2000 and March 22, 2002 respectively, Laxey is the exclusive investment manager to Catalyst, LIL and LUV. Pursuant to certain agreements dated July 5, 2001, October 30, 2001 and November 1, 2001, Laxey is the exclusive investment manager to the Accounts.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT A.        AGREEMENT OF JOINT FILING

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:  November 5, 2002

                                           THE VALUE CATALYST FUND LIMITED


                                           By:      /s/ Elizabeth Tansell
                                               --------------------------------
                                                    Name:  Elizabeth Tansell
                                                    Title: Director


                                           LAXEY INVESTORS LIMITED


                                           By:      /s/ Andrew Pegge
                                               --------------------------------
                                                    Name:  Andrew Pegge
                                                    Title: Director


                                           LP VALUE LIMITED


                                           By:      /s/ Andrew Pegge
                                               --------------------------------
                                                    Name:  Andrew Pegge
                                                    Title: Director


                                           LAXEY UNIVERSAL VALUE LP


                                           By: Laxey Partners GP(2) Limited,
                                               its General Partner


                                           By:      /s/ Andrew Pegge
                                               --------------------------------
                                                    Name:  Andrew Pegge
                                                    Title: Director

                                           LAXEY PARTNERS LIMITED


                                           By:      /s/ Andrew Pegge
                                               --------------------------------
                                                    Name:  Andrew Pegge
                                                    Title: Director


                                                    /s/ Colin Kingsnorth
                                               --------------------------------
                                               Colin Kingsnorth



                                                    /s/ Andrew Pegge
                                               --------------------------------
                                                    Andrew Pegge

                                                                       EXHIBIT A


                            AGREEMENT OF JOINT FILING



         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13d or any amendments thereto, with respect to the common stock of JARDINE FLEMING INDIA FUND, INC., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 5th day of November, 2002.



                                          THE VALUE CATALYST FUND LIMITED


                                          By:      /s/ Elizabeth Tansell
                                              --------------------------------
                                                   Name:  Elizabeth Tansell
                                                   Title: Director


                                          LAXEY INVESTORS LIMITED


                                          By:      /s/ Andrew Pegge
                                              --------------------------------
                                                   Name:  Andrew Pegge
                                                   Title: Director


                                          LP VALUE LIMITED


                                          By:      /s/ Andrew Pegge
                                              --------------------------------
                                                   Name:  Andrew Pegge
                                                   Title: Director

                                          LAXEY UNIVERSAL VALUE LP


                                          By: Laxey Partners GP(2) Limited,
                                              its General Partner


                                          By:      /s/ Andrew Pegge
                                              --------------------------------
                                                   Name:  Andrew Pegge
                                                   Title: Director


                                          LAXEY PARTNERS LIMITED


                                          By:      /s/ Andrew Pegge
                                              --------------------------------
                                                   Name:  Andrew Pegge
                                                   Title: Director



                                                   /s/ Colin Kingsnorth
                                              --------------------------------
                                                       Colin Kingsnorth


                                                   /s/ Andrew Pegge
                                              --------------------------------
                                                       Andrew Pegge